[Dechert Letterhead]

December 3, 2010

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Russell Investment Company

           File Nos. 2-71299, 811-3153

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on December 3, 2010. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the 1933 Act. Please contact me at (617) 654-8617 or John V. O’Hanlon, Esq. at (617) 728-7111 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ William G. Allensworth
William G. Allensworth

cc: John V. O’Hanlon, Esq.

200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

MICHELLE E. PETERS michelle.peters@dechert.com +1 617 654 8617 Direct +1 617 275 8413 Fax

December 2, 2010

Kimberly Browning, Esq. Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Prospectuses and SAI Contained in Post Effective Amendment No. 142 to the Registration Statement of Russell Investment Company Filed on September 3, 2010

Dear Ms. Browning:

Pursuant to your request, this letter responds to comments you and Richard Pfordte provided to me in a telephonic discussion on Friday, November 12, 2010 regarding the prospectus and SAI contained in Post-Effective Amendment No. 142 to the Registration Statement for Russell Investment Company (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission on September 3, 2010. Summaries of the comments, and our responses thereto, are provided below.

Response to Comments

Capitalized terms have the same meaning as defined in the prospectus and SAI unless otherwise indicated.

1.	Comment:	Please file the Tandy representations via EDGAR Correspondence in regard to this post effective amendment.

	Response:	The requested actions will be taken.

2.	Comment:	In the Example in the Risk/Return Summary section of the Prospectus, please delete the last two sentences of the narrative explanation introducing the Example as they are not required by the Form.

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

	Response:	Registrant notes that the Fund does not currently have any expense waivers. Accordingly, Registrant has removed this disclosure.

3.	Comment:	Please disclose whether notice will be provided to investors regarding any modification to the Fund’s asset allocation or to its investments in underlying funds. Additionally, please confirm whether the 2055 target retirement year is a fundamental policy.

	Response:	In the event of a material modification to the Funds’ asset allocation or to its investments in underlying funds, shareholders will be given reasonable notice. Registrant confirms that the 2055 target retirement year is not a fundamental policy.

4.	Comment:	In the Principal Risks of Investing in the Fund portion of the Risk/Return Summary section of the Prospectus, please disclose that the Fund is not a comprehensive, “all-in-one” retirement plan and that each person who retires in 2055 will have capital and income needs specific to his or her individual circumstances.

	Response:	Registrant believes that its disclosure in the Choosing a Fund portion of the Investment Objective and Investment Strategies of the Fund section of the Prospectus regarding the individualized nature of retirement planning provides sufficient information for both potential and existing investors. Accordingly, Registrant respectfully declines to add the requested disclosure.

5.	Comment:	Please clarify in the Prospectus what, if anything, happens to the Fund when it reaches its target year of 2055.

	Response:	Registrant believes that its disclosure in the Principal Investment Strategies portion of the Investment Objective and Investment Strategies of the Fund section of the Prospectus detailing Fund operations beginning in the year 2055 provides sufficient information for both potential and existing investors. Accordingly, Registrant respectfully declines to add the requested disclosure.

6.	Comment:	In the Principal Risks of Investing in the Fund portion of the Risk/Return Summary section of the Prospectus, clarify that as the Fund nears its target date, the assets of the Fund may decline as a result of increased redemptions from the Fund and its expense ratio may increase as a result.

	Response:	Registrant notes that the Fund pays only acquired fund fees and expenses and RIMCo is responsible for the payment of all expenses at the Fund level. Accordingly, Registrant respectfully notes that the requested disclosure is not applicable, and respectfully declines to add the requested disclosure.

7.	Comment:	In the Prospectus, please disclose that an investor is able to purchase shares of the underlying funds directly, and therefore avoid the costs of the top-tier fund.

	Response:	Registrant notes that the Fund pays only acquired fund fees and expenses and RIMCo is responsible for the payment of all expenses at the Fund level. Accordingly, Registrant respectfully notes that the requested disclosure is not applicable, and respectfully declines to add the requested disclosure.

8.	Comment:	As the Fund is new, in the Management portion of the Risk/Return Summary section of the Prospectus, please revise the sentence describing Ms. Johnson’s tenure as Portfolio Manager accordingly.

	Response:	Registrant notes that Ms. Johnson has been Portfolio Manager with RIMCo since 2004. Registrant believes that this disclosure is consistent with the requirements of Form N-1A, and respectfully declines to add the requested disclosure.

9.	Comment:	Please delete the cross-references that appear in the Additional Information section of the Prospectus unless required by the Form.

	Response:	Registrant respectfully declines to delete such cross references to the more fulsome disclosure in the statutory prospectus. While Registrant recognizes that the Instructions to Form N-1A do not require such references, it believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Fund and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

10.	Comment:	The Investment Objective and Investment Strategies section of the Prospectus states that the Fund may, in the future, invest in other Russell underlying funds. Please confirm in the Comment Response Letter that the Prospectus will be appropriately supplemented to reflect any such additional underlying funds.

	Response:	Registrant confirms that the Prospectus will be appropriately supplemented to reflect the addition of any other Russell underlying funds in the future.

11.	Comment:	In the Risks section of the Prospectus, please revise the “Industry Concentration Risk” to clarify that only the Russell Real Estate Securities Fund is subject to concentration risk and that the Fund itself is not concentrated.

	Response:	Registrant notes that the Risks section of the Prospectus contains a table indicating which Underlying Funds are subject to Industry Concentration Risk and that the Fund is exposed to the same risks as the Underlying Funds in direct proportion to the allocation of its assets among the Underlying Funds. Registrant believes that this disclosure provides sufficient information for both potential and existing investors. Accordingly, Registrant respectfully declines to add the requested disclosure.

12.	Comment:	In the Investment Restrictions, Policies and Practices of the Fund section of the SAI, please reconcile the disclosure stating (i) that the Fund can invest without limitation in any Underlying Fund and (ii) that the Fund will not be concentrated, within the meaning of the Investment Company Act of 1940, if the portfolio securities of the underlying funds held were deemed to be owned by the Fund with the policy of the Russell Real Estate Securities Fund to invest at least 80% of its assets in real estate securities.

	Response:	Registrant believes that its disclosure is sufficiently clear and provides sufficient information for both potential and existing investors. Accordingly, Registrant respectfully declines to add the requested disclosure.

Please call me at (617) 654-8617 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Michelle E. Peters

cc:	John V. O’Hanlon
Mary Beth Rhoden

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